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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                 SCHEDULE 13D/A
                               (Amendment No. 2)

                  Under the Securities Exchange Act of 1934

                                   SONAT INC.
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                                (Name of Issuer)


                    Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                   835415000
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                                 (CUSIP Number)

                               Britton White Jr.
                           El Paso Energy Corporation
                            El Paso Energy Building
                             1001 Louisiana Street
                              Houston, Texas 77002
                                 (713) 420-2131
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:

                           Gary P. Cooperstein, Esq.
                              Warren de Wied, Esq.
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                            New York, New York 10004
                                 (212) 859-8000

                                 April 30, 1999
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

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                                  SCHEDULE 13D
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CUSIP NO.
835415000                                                     Page 2 of 6 Pages
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1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    El Paso Energy Corporation,
    I.R.S. Identification No. 76-0568816
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2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
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3   SEC Use Only
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4   Sources of Funds (See Instructions)

    OO
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5   Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                   [ ]

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6   Citizenship or Place of Organization

    Delaware
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                7   Sole Voting Power
  Number of         21,899,515
   Shares      -----------------------------------------------------------------
Beneficially    8   Shared Voting Power
  Owned By          -0-
   Each        -----------------------------------------------------------------
 Reporting      9   Sole Dispositive Power
  Person            21,899,515
   With        -----------------------------------------------------------------
               10   Shared Dispositive Power
                    -0-
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11   Aggregate Amount Beneficially Owned by Each Reporting Person
     21,899,515
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12   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                      [ ]
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13   Percent of Class Represented by Amount in Row (11)

     16.6%
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14   Type of Reporting Person (See Instructions)
     CO
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         This Amendment No. 2 to the Statement on Schedule 13D filed by El Paso
Energy Corporation ("El Paso") on March 23, 1999 (the "Schedule 13D"), as amended by Amendment No. 1, dated March 24, 1999, relating to the Common Stock, par value $1.00 per share (the "Sonat Common Stock"), of Sonat Inc., a Delaware corporation ("Sonat"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         The following is added to the response to Item 4:

         On April 30, 1999, Sonat and El Paso entered into the Second Amended and Restated Agreement and Plan of Merger, dated as of March 13, 1999 (the "Second Amended Merger Agreement"), which amends and restates in its entirety the Agreement and Plan of Merger, dated as of March 13, 1999, between Sonat and El Paso (as previously amended and restated by the First Amended and Restated Agreement and Plan of Merger (the "Merger Agreement")). The Second Amended Merger Agreement amends the Merger Agreement to provide that as of the Effective Time the Board of Directors of El Paso will be comprised of 12 members, seven of whom will be designated by El Paso, and five of whom will be designated by Sonat.


         The foregoing description of the Second Amended Merger Agreement is qualified in its entirety by reference to the Second Amended Merger Agreement, a copy of which is an exhibit hereto and is incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         The following is added to the response to Item 5(c):

         (c) No transactions in Sonat Common Stock were effected by El Paso or, to the best knowledge of El Paso, any of the persons listed on Schedule I to Amendment No. 1 to Schedule 13D, since the filing of the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended and restated in its entirety by the following:

         Except as described in the Schedule 13D, as amended, or as provided in the Second Amended Merger Agreement, the Voting Agreements and the Stock Option Agreements, neither El Paso nor, to the knowledge of El Paso, any executive officer or director of El Paso, has any contract, arrangement, understanding or relationship with any person with respect to any securities of Sonat, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed as part of this Amendment No. 1:

Exhibit 1    --   Second Amended and Restated Agreement and Plan of Merger,
                  dated as of March 13, 1999, by and between Sonat Inc. and El
                  Paso Energy Corporation (incorporated by reference to Exhibit
                  2.1 to Amendment No. 2 to El Paso Energy Corporation's
                  Registration Statement on Form S-4 of El Paso Energy
                  Corporation (Registration No. 333-75781) filed April 30,
                  1999).


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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:    April 30, 1999


                                           EL PASO ENERGY CORPORATION


                                           By: /s/ H. BRENT AUSTIN
                                              -------------------------------
                                              Name:  H. Brent Austin
                                              Title: Executive Vice President
                                                     and Chief Financial Officer




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                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------


Exhibit 1    --   Second Amended and Restated Agreement and Plan of Merger,
                  dated as of March 13, 1999, by and between Sonat Inc. and El
                  Paso Energy Corporation (incorporated by reference to Exhibit
                  2.1 of Amendment No. 2 to the Registration Statement on Form
                  S-4 of El Paso Energy Corporation (Registration No. 333-75781) filed April 30, 1999).






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